October 30, 2014

Via EDGAR

Ms. Allison White
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Heartland Group, Inc. (“Heartland”) 1933 Act Registration No. 33-11371; 1940 Act File No. 811-4982

Response to Staff Telephone Comments on Post-Effective Amendment No. 68 to Heartland’s Registration Statement filed on Form N-1A

Dear Ms. White:

With this letter, Heartland Group, Inc. (“Heartland”) is transmitting for filing via EDGAR Post-Effective Amendment No. 69 (the “Amendment”) to Heartland’s Registration Statement filed on Form N-1A (1933 Act Registration No. 33-11371; 1940 Act File No. 811-4982) (the “Registration Statement”). The Amendment, filed pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the “Securities Act”), further amends the Prospectus, the Statement of Additional Information and Part C for the Heartland Mid Cap Value Fund (the “Fund”), a series of Heartland, which was included in Post-Effective Amendment No. 68 (the “Prior Amendment”) to its Registration Statement. The Prior Amendment was filed with the Commission on August 15, 2014, pursuant to Rule 485(a) of the Securities Act, and the Amendment will become effective on October 31, 2014.

This letter and the Amendment are being filed in order to respond to the SEC staff’s comments, as we understand them, based upon the telephone conversation we had with the staff on September 3, 2014 and subsequent communications. This Amendment also completes previously incomplete information and makes such other non-material changes as Heartland deemed appropriate.

Heartland has selected October 31, 2014 as the effective date of the enclosed Amendment to correspond with the effective date for the Prior Amendment. We certify that the Amendment does not contain any disclosures that would render it ineligible to become effective under Rule 485(b) under the Securities Act.

Ms. Allison White
Securities and Exchange Commission

October 30, 2014

Set forth below are numbered paragraphs identifying what we believe the staff’s comments to be, each of which is immediately followed by Heartland’s response, including any supplemental information requested. Except as explicitly defined otherwise herein, capitalized terms used in this letter have the meanings defined in the Registration Statement. All references to Heartland include, where applicable, the Fund.

PROSPECTUS

Cover Page

Comment 1. With respect to the filing cover page, the staff requested that the Fund’s ticker, CUSIP, and series and class numbers be included.

Response. The Fund’s ticker, CUSIP, and series and class numbers have been included in the required sections.

Fee and Expense Table

Comment 2. The staff requested that Heartland confirm that the Fee and Expense Table in the Prospectus will be aligned properly in the copy sent to shareholders.

Response. Heartland hereby confirms that the Fee and Expense Table will be aligned properly in the Prospectus sent to shareholders.

Fee and Expense Table

Comment 3. The staff requested that the Redemption Fee Parenthetical in the Fee and Expense Table in the Prospectus be revised for brevity.

Response. Heartland has revised the Parenthetical to be as follows:

(as a percentage of the net asset value of any shares that are redeemed or exchanged within 10 days after they were purchased)

Expense Example

Comment 4. The staff requested that Heartland confirm whether the expense waiver is taken into account in the Expense Example only for years in which it is in place, as shown in the Prospectus.

Response. Heartland hereby confirms that the expense waiver is taken into account in the Expense Example only for the years in which it is currently contracted to be in place. Because the expense waiver will be in place for three years, the waiver is reflected in both the one-year and the three-year numbers.

Ms. Allison White
Securities and Exchange Commission

October 30, 2014

Principal Investment Strategies

Comment 5. The staff requested that Heartland limit the use of cross references within the Prospectus, and in particular briefly describe the 10 Principles of Value Investing™ in the Principal Investment Strategies summary section.

Response. Heartland has added the following brief description of the 10 Principles of Value Investing™ framework in the Principal Investment Strategy in the Prospectus:

The 10 Principles of Value Investing™ are: catalyst for recognition, low price in relation to earnings, low price in relation to cash flow, low price in relation to book value, financial soundness, positive earnings dynamics, sound business strategy, capable management and insider ownership, value of the company, and positive technical analysis.

The related cross reference has been deleted.

Principal Investment Strategies

Comment 6. The staff requested that the statement, “The Fund is designed for investors who seek long-term capital appreciation from mid-capitalization stocks that may produce modest dividend income to the Fund. It is constructed as a core value holding for investors who can accept the volatility and other investment risks of the broad-based equity markets, but want to manage these risks by investing in companies believed to be undervalued relative to their intrinsic value.” be moved from the Principal Investment Strategies summary section to the Principal Risks summary section in the Prospectus.

Response. Heartland has made the requested change in the Amendment.

Principal Risks

Comment 7. The staff requested that, if applicable, Heartland include the following statement in the Principal Risks Section summary section of the Prospectus, “An investment in the Fund is not a deposit of a bank, nor insured or guaranteed by the federal Deposit Insurance Corporation (FDIC) or any other governmental agency.”

Response. Heartland has made the requested change in the Amendment.

Other Information

Comment 8. The staff requested that the heading “Summary of Other Important Information Regarding Shares of the Fund” in the Prospectus be removed.

Response. Heartland has made the requested change in the Amendment.

Ms. Allison White
Securities and Exchange Commission

October 30, 2014

Purchase and Sale of Fund Shares

Comment 9. The staff requested that Heartland spell out the “ESA” acronym in Coverdell ESA in the Prospectus.

Response. Heartland has made the requested change in the Amendment.

Tax Information

Comment 10. The staff requested that the summary Tax Information disclosure in the Prospectus be revised to state that the Fund “intends to” make distributions rather than that it “may” make such distributions.

Response. Heartland has made the requested change in the Amendment.

Management Fee and Expense Limitation

Comment 11. The staff requested that the date and type of Report in which the investment advisory agreement approval disclosures will be included be added to the Prospectus.

Response. Heartland has made the requested change in the Amendment.

Principal Investment Strategies and Investment Risks

Comment 12. The staff requested that Heartland either include a summary of all the strategies and risks currently listed under Principal Investment Strategies and Investment Risks in the Prospectus in the summary section or revise the heading of that section to clarify that not all of the strategies and risks are principal strategies and risks.

Response. The strategies and investment risks described under “Other Investment Strategies and Investment Risks” are not principal strategies and risks and therefore have not been included in the summary section. This sub-section has been moved to a separate section under the heading “Other Investment Strategies and Investment Risks.”

Prior Performance for Similar Accounts

Comment 13. The staff requested confirmation that Heartland has the documents required pursuant to the Rule 204-2(a)16 of the Investment Advisers Act of 1940, as amended, to support the composite performance to be presented in the Prospectus.

Response. Heartland hereby confirms that it maintains the required documentation.

Prior Performance for Similar Accounts

Comment 14. The staff requested confirmation that the composite performance shown in the Prospectus includes all accounts managed in a style similar to the Fund.

Ms. Allison White
Securities and Exchange Commission

October 30, 2014

Response. As stated in the Prospectus, the Composite includes accounts managed by Heartland Advisors with objectives, policies and strategies substantially similar to the Fund.   The Global Investment Performance Standards (GIPS®) allow for accounts to be excluded if they do not meet certain pre-established criteria, such as a minimum portfolio value threshold, not being managed by the advisor for a predetermined length of time, or if they experience significant cash flows during a month, among other factors.  Accordingly, the Composite does not reflect accounts that do not meet the criteria included in Heartland Advisors’ composite construction policy, consistent with GIPS.  In Nicholas-Applegate Mutual Funds (pub. available Aug. 6, 1996), the staff stated:  “We note that, in our view, an adviser may choose to exclude certain similar accounts from a composite, so long as such exclusion would not cause the composite performance to be misleading.”  Heartland Advisors believes that accounts which do not satisfy its composite construction criteria (created in accordance with the GIPS standards) cannot be managed in a manner substantially consistent with the Composite during the time period of exclusion; therefore, the Composite performance information is fairly presented, in keeping with Nicholas-Applegate.

Prior Performance for Similar Accounts

Comment 15. The staff requested an explanation of the following sentence: “The Fund’s portfolio managers managed the accounts in the Composite for a portion of the periods presented” and whether this presentation is consistent with SEC staff guidance.

Response. As explained in separate correspondence from our counsel to you, Heartland Advisors has managed accounts using substantially the same objectives, policies and strategies as the Fund since prior to 2004.   Heartland Advisors uses a team-based approach to investing using consistent evaluation criteria based on Heartland’s 10 Principles of Value Investing™, as set forth in the Prospectus.  An individual who retired in 2013 was the original portfolio manager for the accounts in the Composite.  Given that there has been no break in Heartland Advisors’ management of the strategy and given the consistency of the strategy used for the Composite, Heartland believes that the presentation is relevant to potential shareholders, not misleading and complies with the conditions set forth in the applicable no action letters on related performance, Growth Stock Outlook Trust, Inc. and Nicholas-Applegate. We have deleted the sentence set forth above given that we believe the presentation complies with SEC staff positions and is not necessary.

Ms. Allison White
Securities and Exchange Commission

October 30, 2014

Prior Performance for Similar Accounts

Comment 16. The staff requested that columns of the table showing average annual total returns for the composite in the Prospectus be reversed and shown in the order required by Form N-1A.

Response. Heartland has made the requested change in the Amendment.

Prior Performance for Similar Accounts

Comment 17. The staff requested that the disclosure defining net returns be shown prior to the performance tables in the Prospectus.

Response. Heartland has made the requested change in the Amendment.

Prior Performance for Similar Accounts

Comment 18. The staff requested that the gross returns of the composite be removed from both performance tables in the Prospectus.

Response. Heartland has made the requested change in the Amendment.

Prior Performance for Similar Accounts

Comment 19. The staff requested that the following disclosure be included with the index returns in both performance tables in the Prospectus, “(reflects no deductions for fees, expenses or taxes).”

Response. Heartland has made the requested change in the Amendment.

Prior Performance for Similar Accounts

Comment 20. The staff requested that, if true, Heartland disclose that all Heartland Advisors’ fees and expenses, including any sales loads, are excluded from the composite performance shown in the Prospectus.

Response. Heartland hereby confirms that the composite performance shown in Prospectus does exclude all of Heartland Advisors’ fees and expenses. Please note that neither Heartland Advisors nor Heartland charges any sales loads. Heartland has made the following disclosure in the Prospectus:

Composite performance reflects the deduction of all fees and expenses charged by Heartland Advisors and any transaction costs.

Redeeming Shares Generally

Comment 21. The staff requested that, if true, Heartland disclose whether a shareholder may receive illiquid securities when his/her shares are redeemed in kind and that such securities may be non-saleable.

Response. Heartland hereby confirms that a shareholder may receive illiquid securities when his/her shares are redeemed in kind has made the following disclosure in the Prospectus:

Ms. Allison White
Securities and Exchange Commission

October 30, 2014

Portfolio securities may be illiquid and may not be saleable at the time they are received.

STATEMENT OF ADDITIONAL INFORMATION

Fundamental Restrictions

Comment 22. The staff requested that the Fund’s fundamental investment restriction on Concentration be revised to state that the Fund may not “Invest 25% or more of total assets in securities of non-governmental issuers…” in the Statement of Additional Information.

Response. Heartland has made the requested change in the Amendment.

Fundamental Restrictions

Comment 23. The staff requested that a summary disclosure regarding the activities the Fund is permitted to engage in relating to senior securities under the 1940 Act be added adjacent to the senior securities fundamental investment restriction discussion in the Statement of Additional Information.

Response. Heartland has added the following disclosure relating to the Fund’s permitted activities relating to senior securities under the 1940 Act in the Statement of Additional Information in the Amendment:

With respect to Fundamental Investment Limitation No. 6, the 1940 Act permits the Fund to enter into options, futures contracts, forward contracts, repurchase agreements and reverse repurchase agreements provided that these types of transactions are covered in accordance with SEC positions.  Under SEC staff interpretations of the 1940 Act, such derivative transactions will not be deemed “senior securities” if the Fund segregates assets or otherwise covers its obligations to limit the Fund’s risk of loss, such as through offsetting positions.

Portfolio Manager Compensation

Comment 24. The staff requested that the specific Lipper peer group and time periods to which portfolio manager compensation is benchmarked against be disclosed in the Statement of Additional Information.

Response. Heartland has made the requested change in the Amendment by identifying the benchmark. Please note that the time periods (1, 3, and 5 years) are already included in the disclosure.

Ms. Allison White
Securities and Exchange Commission

October 30, 2014

PART C

Indemnification

Comment 25. The staff stated that if Heartland would request acceleration of the filing of the Registration Statement, and Amendment thereto, that it must include the SEC’s position on indemnification in Part C.

Response. Heartland hereby confirms it is not requesting acceleration of the filing of the Registration Statement; therefore, it has not included the disclosure in Part C.

Heartland acknowledges and agrees that it is responsible for the adequacy and accuracy of the disclosures made in the Registration Statement; that the SEC staff comments or Heartland’s responses to the SEC staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the filings; and that Heartland may not assert SEC staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States

Please direct any inquiries on this letter and filing to me at (414) 977-8716 or vpaul@heartlandfunds.com. Thank you in advance for your prompt attention to this matter.

Very truly yours,

/s/ Vinita K. Paul

Vinita K. Paul

bcc:	Ms. Ellen Drought (w/encls.) Mr. Peter Fetzer (w/encls.)

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